

Mail Stop 3010

May 7, 2010

Ezra Beyman
Chief Executive Officer, President and
Chairman of the Board of Directors
Empire American Holdings, LLC
25 Philips Parkway
Montvale, NJ 07645

> **Re:** **Empire American Realty Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed April 15, 2010**
> **File No. 333-160093**
>
> **Sales Literature**

Dear Mr. Beyman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

Our Sponsor, page 1

1.	Please provide us with a copy of the NMHC 50 publication that supports the statement regarding the ranking of your sponsor as of January 1, 2010.

Prior Performance of Affiliates of Our Sponsor, page 60

Narrative Summary of Program Properties: January 1, 1999 through December 31, 2009

Empire Asset Group and Empirian Bay Programs, page 61

2.   Your disclosure indicates that since inception the sponsor raised $164,360,752
        from 367 investors. The Form D filed by Empire Asset Group on March 18, 2010
        indicates, however, that the total amount sold was $326,471,935 to 283 investors.
        Please advise.

Adverse Business Developments, page 66

3.   Please revise the third paragraph under this heading to disclose the date as of
        which you calculated the amounts of outstanding indebtedness and other data for
        your program and non-program properties.

4.   We note that the sponsor is attempting to renegotiate its delinquent debt
        obligations. Please revise to describe the impact on the sponsor and the prior
        programs if the sponsor is unable to successfully renegotiate its obligations.

Financial Statements

4. Related Party Transactions, page F-16

5.   We note your disclosure of a termination fee on page 14 of your filing. Please
        update your disclosure within the financial statements to include this fee.

Appendix A – Prior Performance Tables for Program Properties

Table III – Empire Asset Group, LLC, page A-5

6.   Please confirm the accuracy of the figures in the 2009 column. For example, the
        "Net income – Tax Basis" figure does not appear to be correct as expenses in
        2009 were greater than revenues.

7.   Please revise footnote (ii) to describe in more detail the sources of cash
        distributions included in "other." Also, please provide an additional footnote that
        separately quantifies the amount of cash distributions paid from sales of
        properties and the amount paid from refinancing.

8.   Please explain to us why the cash distribution to investors on a tax basis does not
        equal the cash distribution to investors on a cash basis. For example, for the year
        ended December 31, 2009 you distributed $128 on a tax basis for each $1,000
        investment but nothing on a cash basis.

Table VI, page II-5

9.   Please update this table to include the year ended December 31, 2009.

Sales Literature

Annex A

10.   We note the disclaimers stating that the properties in the sales literature are not
        owned by you. Please revise to make such disclaimers more prominent. For
        example, please increase the type size of the disclaimers and move the disclaimers
        so that they are in closer proximity to the pictures of the properties. Please also
        update the pictures on your website to remove pictures of properties that are not
        yours and replace them with pictures of your own properties when available.

Annex B

11.   Please confirm, if true, that the links will be limited to the corresponding sections
        of a current prospectus. Alternatively, please provide us with copies of all the
        materials that will be linked to the Due Diligence page of the website.

Annex C

Who is Empire? The Empire Track Record

12.   We note the statement that no investor failed to receive a distribution when due
        between January 1, 1998 and March 31, 2009. Please balance this statement with
        a description of the sources of funds actually used to make distribution payments
        to these investors. We note from the prior performance disclosure in the
        prospectus that the sponsor has relied significantly on property sales, refinancing,
        and additional sources other than cash flow from operating activities to fund
        distributions.

13.   Please revise the slide and the script to describe the overall performance of the
        sponsor's investments, including a summary of adverse business developments.

Benefits of Empire American Realty Trust

Terms of the Offering

14.   Please describe in greater detail the limits to the share repurchase program.

Annex D

15.   Please revise to remove the multiple references to "above average returns."
        Considering that you have not yet commenced operations or begun to pay
        dividends, this statement is not appropriate.

Annex E

16.   Please revise to briefly discuss the risks associated with an investment in you.

Annex F

17.   Please revise the postcard to include the name and address of a person from whom
        a written prospectus for the offering may be obtained. Refer to Rule 134(b)(2)
        under the 1933 Act. Also, please tell us the basis for including a photograph on
        the postcard, considering that there is no provision for photographs in
        communications made in reliance on Rule 134.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking
       any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated
       authority, in declaring the filing effective, does not relieve the company from
       its full responsibility for the adequacy and accuracy of the disclosure in the
       filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass, Esq.